Samreensvanity New York LLC (the "Company") a New York

Company

Financial Statements

For the fiscal year ended December 31, 2022 and 2023

# SamreensVanity

## Balance Sheet

As of December 31, 2023

|  | TOTAL |
|---|---:|
| **ASSETS** | |
| Current Assets | |
| Bank Accounts | |
| BUS COMPLETE CHK (5379) - 1 | -60,713.13 |
| Cash | 372.00 |
| KeyBank Basic Business Checking (2564) - 3 | -31,751.06 |
| **Total Bank Accounts** | **$ -92,092.19** |
| Accounts Receivable | |
| Accounts Receivable (A/R) | -3,500.00 |
| **Total Accounts Receivable** | **$ -3,500.00** |
| Other Current Assets | |
| Inventory | 13,044.03 |
| **Total Other Current Assets** | **$13,044.03** |
| **Total Current Assets** | **$ -82,548.16** |
| **TOTAL ASSETS** | **$ -82,548.16** |
| **LIABILITIES AND EQUITY** | |
| Liabilities | |
| Current Liabilities | |
| Credit Cards | |
| Business Gold Card (2007) - 2 | 5,060.11 |
| CREDIT CARD (7646) - 1 | 16,654.65 |
| **Total Credit Cards** | **$21,714.76** |
| **Total Current Liabilities** | **$21,714.76** |
| Long-Term Liabilities | |
| Long-term business loans | 130,000.00 |
| **Total Long-Term Liabilities** | **$130,000.00** |
| **Total Liabilities** | **$151,714.76** |
| Equity | |
| Opening balance equity | 25,378.63 |
| Retained Earnings | -88,000.00 |
| Net Income | -171,641.55 |
| **Total Equity** | **$ -234,262.92** |
| **TOTAL LIABILITIES AND EQUITY** | **$ -82,548.16** |

# SamreensVanity

## Profit and Loss

### January - December 2023

|  | TOTAL |
|---|---|
| **Income** |  |
|   Sales | 9,867.97 |
| **Total Income** | **$9,867.97** |
| **Cost of Goods Sold** |  |
|   Shipping | 26,208.62 |
| **Total Cost of Goods Sold** | **$26,208.62** |
| GROSS PROFIT | **$ -16,340.65** |
| **Expenses** |  |
|   Advertising & marketing | 80,636.46 |
|    Client Gifts | 1,668.24 |
|    Social media | 520.00 |
|   **Total Advertising & marketing** | **82,824.70** |
|   Contract labor | 22,029.78 |
|   Contributions to charities | 50.00 |
|   General business expenses | 351.39 |
|    Bank fees & service charges | 764.72 |
|    Memberships & subscriptions | 295.00 |
|   **Total General business expenses** | **1,411.11** |
|   Insurance | 49.00 |
|   Interest paid | 2,134.43 |
|   Legal & accounting services | 1,365.02 |
|    Legal fees | 299.00 |
|   **Total Legal & accounting services** | **1,664.02** |
|   Meals | 1,973.36 |
|    Meals with clients | 5,437.82 |
|   **Total Meals** | **7,411.18** |
|   Office expenses |  |
|    Office supplies | 799.74 |
|    Shipping & postage | 1,597.97 |
|    Software & apps | 2,217.58 |
|   **Total Office expenses** | **4,615.29** |
|   Travel | 8,114.00 |
|    Airfare | 9,185.48 |
|    Hotels | 6,711.41 |
|    Taxis or shared rides | 309.00 |
|   **Total Travel** | **24,319.89** |
|   Uncategorized Expense | 8,629.78 |
|   Utilities | 161.72 |
| **Total Expenses** | **$155,300.90** |
| NET OPERATING INCOME | **$ -171,641.55** |
| NET INCOME | **$ -171,641.55** |


# SamreensVanity

## Statement of Cash Flows

January - December 2023


|  | TOTAL |
|---|---:|
| **OPERATING ACTIVITIES** |  |
| Net Income | -171,641.55 |
| Adjustments to reconcile Net Income to Net Cash provided by operations: |  |
| Inventory | -13,044.03 |
| Business Gold Card (2007) - 2 | 5,060.11 |
| CREDIT CARD (7646) - 1 | 16,654.65 |
| **Total Adjustments to reconcile Net Income to Net Cash provided by operations:** | **8,670.73** |
| **Net cash provided by operating activities** | **$ -162,970.82** |
| **FINANCING ACTIVITIES** |  |
| Long-term business loans | 130,000.00 |
| Opening balance equity | 25,378.63 |
| **Net cash provided by financing activities** | **$155,378.63** |
| **NET CASH INCREASE FOR PERIOD** | **$ -7,592.19** |
| Cash at beginning of period | -84,500.00 |
| **CASH AT END OF PERIOD** | **$ -92,092.19** |

# SamreensVanity

## Balance Sheet

As of December 31, 2022

|  | TOTAL |
|---|---|
| **ASSETS** |  |
| Current Assets |  |
| Bank Accounts |  |
| BUS COMPLETE CHK (5379) - 1 | -84,500.00 |
| **Total Bank Accounts** | **$ -84,500.00** |
| Accounts Receivable |  |
| Accounts Receivable (A/R) | -3,500.00 |
| **Total Accounts Receivable** | **$ -3,500.00** |
| **Total Current Assets** | **$ -88,000.00** |
| **TOTAL ASSETS** | **$ -88,000.00** |
| **LIABILITIES AND EQUITY** |  |
| Liabilities |  |
| **Total Liabilities** |  |
| Equity |  |
| Retained Earnings |  |
| Net Income | -88,000.00 |
| **Total Equity** | **$ -88,000.00** |
| **TOTAL LIABILITIES AND EQUITY** | **$ -88,000.00** |

# SamreensVanity

## Profit and Loss

January - December 2022

|  | TOTAL |
|---|---|
| Income |  |
| **Total Income** |  |
| GROSS PROFIT | **$0.00** |
| Expenses |  |
|    Advertising & marketing | 15,000.00 |
|    Contract labor | 8,400.00 |
|    Meals | 1,000.00 |
|    Office expenses | 3,500.00 |
|    Supplies |  |
|     Supplies & materials | 46,000.00 |
|    **Total Supplies** | **46,000.00** |
|    Travel | 14,100.00 |
| **Total Expenses** | **$88,000.00** |
| NET OPERATING INCOME | **$ -88,000.00** |
| NET INCOME | **$ -88,000.00** |

<h1 style="text-align:center">SamreensVanity</h1>

<p style="text-align:center">Statement of Cash Flows</p>
<p style="text-align:center">January - December 2022</p>

| | TOTAL |
|---|---|
| OPERATING ACTIVITIES | |
| Net Income | -88,000.00 |
| Adjustments to reconcile Net Income to Net Cash provided by operations: | |
| Accounts Receivable (A/R) | 3,500.00 |
| **Total Adjustments to reconcile Net Income to Net Cash provided by operations:** | **3,500.00** |
| **Net cash provided by operating activities** | **$ -84,500.00** |
| NET CASH INCREASE FOR PERIOD | **$ -84,500.00** |
| CASH AT END OF PERIOD | **$ -84,500.00** |

<p style="text-align:center">Samreensvanity New York LLC<br>Statement of Changes in Equity</p>

| Statement of Changes in Equity | Year Ended Dec, 2023 | Year Ended Dec, 2022 |
|---|---:|---:|
| Opening Balance | -$88,000.00 | $0.00 |
| Net profit/loss | -$171,641.55 | -$88,000.00 |
| Stock Issued | $0.00 | $0.00 |
| Preferred Stock Issued | $0.00 | $0.00 |
| Ending Balance | -$234,262.92 | -$88,000.00 |

<p style="text-align:center"><em>Unaudited</em></p>

Samreensvanity New York LLC
Notes to the Financial Statements
For the fiscal year ended December 31, 2022 and 2023
$USD

## 1. ORGANIZATION AND PURPOSE

Samreensvanity New York LLC (the "Company") is a company organized in May 2020 under the laws of New York.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

### a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

### b) Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

### c) Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

### d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

### e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

**3. RELATED PARTY TRANSACTIONS**

The Company entered into multiple related party transactions with founder Samreen Arshad throughout 2020, 2021, and 2022. Samreen contributed capital to the company totaling $250,000. In March 2024, the Company entered into a related party transaction with Fatima Arshad, the sister-in-law of founder Samreen Arshad. In exchange for $100,000, Fatima received 500,000 Common Units from the Company.

**4. COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS**

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

**5. SUBSEQUENT EVENT**

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.